UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	333-174262

THE GYMBOREE CORPORATION

(Exact name of registrant as specified in its charter)

See Schedule A for additional registrants

500 Howard Street San Francisco, California 94105 (415) 278-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.125% Senior Notes due 2018* Guarantees of 9.125% Senior Notes due 2018**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Less than 300

*	The Gymboree Corporation is the registrant in respect of the 9.125% Senior Notes due 2018.
**	Each of the additional registrants is a registrant in respect of the Guarantees of the 9.125% Senior Notes due 2018.

SCHEDULE A—ADDITIONAL REGISTRANT GUARANTORS

Exact name of registrant as specified in its charter	Commission File Number	Address, including Zip Code and Telephone Number, including Area Code, of Agent for Service, of Registrant’s Principal Executive Offices

Gymboree Manufacturing, Inc.	333-174262-02	500 Howard Street, San Francisco, CA 94105 (415)-278-7000

Gym-Mark, Inc.	333-174262-06	500 Howard Street, San Francisco, CA 94105 (415)-278-7000

Gymboree Operations, Inc.	333-174262-03	500 Howard Street, San Francisco, CA 94105 (415)-278-7000

Gymboree Play Programs, Inc.	333-174262-05	500 Howard Street, San Francisco, CA 94105 (415)-278-7000

Gymboree Retail Stores, Inc.	333-174262-04	500 Howard Street, San Francisco, CA 94105 (415)-278-7000

S.C.C. Wholesale, Inc.	333-174262-07	500 Howard Street, San Francisco, CA 94105 (415)-278-7000

Gym-Card, LLC	333-174262-01	500 Howard Street, San Francisco, CA 94105 (415)-278-7000

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 24, 2012

THE GYMBOREE CORPORATION

By:	/s/ MATTHEW K. MCCAULEY
Name:	Matthew K. McCauley
Title:	Chief Executive Officer

GYMBOREE RETAIL STORES, INC.

By:	/s/ MATTHEW K. MCCAULEY
Name:	Matthew K. McCauley
Title:	Chief Executive Officer

GYMBOREE MANUFACTURING, INC.

By:	/s/ MATTHEW K. MCCAULEY
Name:	Matthew K. McCauley
Title:	Chief Executive Officer

GYMBOREE OPERATIONS, INC.

By:	/s/ MATTHEW K. MCCAULEY
Name:	Matthew K. McCauley
Title:	Chief Executive Officer

GYM-MARK, INC.

By:	/s/ MATTHEW K. MCCAULEY
Name:	Matthew K. McCauley
Title:	Chief Executive Officer

S.C.C. WHOLESALE, INC.

By:	/s/ MATTHEW K. MCCAULEY
Name:	Matthew K. McCauley
Title:	Chief Executive Officer and President

GYMBOREE PLAY PROGRAMS, INC.

By:	/s/ MATTHEW K. MCCAULEY
Name:	Matthew K. McCauley
Title:	Chief Executive Officer

GYM-CARD, LLC

By:	/s/ MATTHEW K. MCCAULEY
Name:	Matthew K. McCauley
Title:	Chief Executive Officer and President